

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 26, 2021

Peter A. L. Macdonald
Secretary and Executive Vice President
loanDepot, Inc.
c/o LD Holdings Group LLC
26642 Towne Centre Drive
Foothill Ranch, CA 92610

> **Re:** **loanDepot, Inc**
> **Registration Statement on Form S-1**
> **Exhibit No. 10.22.5**
> **File No. 333-252024**
> **Filed January 11, 2020**

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance